SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           First Franklin Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    320272107
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                                 (CUSIP Number)

                                  Morris Propp
                                366 Eagle Drive
                               Jupiter, FL 33477
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                           13D

       320272107
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morris Propp
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [x] (b) [ ]

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   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER             38,000
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           44,400
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER        38,000

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      44,400

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     82,400
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        5.0%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.                           13D

       320272107
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Melvin S. Heller
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [x] (b) [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER             0
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER           42,000
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER        0

      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER      42,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     42,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       2.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1. Security and Issuer.

         The securities to which this statement (the "Schedule 13D") relates are the shares (the "Shares") of common stock, par value $.01 per share, of First Franklin Corporation (the "Company"). The Company's principal executive office is located at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

Item 2. Identity and Background.

         The persons filing this Schedule 13D are Morris Propp and Melvin S. Heller; hereby referred to individually herein from time to time as a "Member" and referred to collectively as the "Group"). The business address for the Members is:

                  Morris Propp - 366 Eagle Drive, Jupiter, FL 33477; Melvin S. Heller - 15 Maiden Lane, New York, NY 10038


         Both Members are citizens of the United States and neither Member, has been (i) convicted in a criminal proceeding nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         Members acquired their Shares through the use of personal funds. No borrowed funds were used to acquire the Shares.


Item 4.  Purpose of Transaction.

         The Shares held by the Group were acquired and are being held as an investment, though it is the investment philosophy of the Group to support and encourage qualified nominees of significant, non-management shareholders to run for and serve on a public entity's Board of Directors. The Group believes that significant outside stakeholders can provide valuable objective input to help a management promote long term shareholder value. Notwithstanding and except as set forth above, the Group has no current plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than the Group) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in a majority of the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing the stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

                  Set forth below is a table reflecting the Shares beneficially owned by the Members. Percentage ownership is calculated pursuant to Rule 13d - 3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on the 1,636,622 as reported in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2003.


                       Sole Voting and     Shared Voting and                        Percentage
                      Dispositive Power    Dispositive Power          Total         Ownership
                      -----------------    -----------------          -----         ----------
Morris Propp (1)             38,000               44,400              82,400          5.00
Melvin S. Heller (1)            0                 42,000              42,000          2.5%

________________________

* Less than one per cent.
(1) Morris Propp shares the power to vote and direct the disposition of the 42,000 Shares reflected as owned by Melvin S. Heller and 2,400 Shares owned by his father, Mortimer J. Propp. The 82,400 Shares reflected as owned by Morris include the total of 44,400 shares owned by Melvin S. Heller and Mortimer J. Propp.

         The following purchases of the Shares were effected by the Group on the open market, within the past 60 days, on the dates and at the prices indicated:


        Date                       Number of Shares                  Price
       7/1/03                           700                         $14.27
      7/10/03                           200                          15.17
      7/11/03                           200                          15.23
      7/24/03                          1000                          15.25
      7/28/03                           100                           15.5
       8/15/03                          300                          15.71
       8/25/03                         1500                          16.50


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           Not applicable.

Item  7. Material to be filed as Exhibits

  Exhibit 1 - Joint Acquisition Statement of Morris Propp and Melvin S. Heller.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2003


                                             /s/  Morris Propp
                                                  ------------
                                                  Morris Propp



                                            /s/  Melvin S. Heller
                                                 ----------------
                                                 Melvin S. Heller

                                                                    EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: September 4, 2003                    /s/ Morris Propp
                                                ------------
                                                Morris Propp

Dated: September 4, 2003                   /s/ Melvin S. Heller
                                               ----------------
                                               Melvin S. Heller